

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

July 11, 2023

J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

Re: Venerable Insurance and Annuity Company, et al.; (File No. 812-15480)

Dear Mr. McMurdie:

By Form APP-WD filed with the Securities and Exchange Commission on June 29, 2023, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Jill Ehrlich
        Thomas Bisset, Esq., Eversheds Sutherland (US) LLP
        Ling Ling, Esq., Eversheds Sutherland (US) LLP